UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number: 001-35588

Franchise Group, Inc.

(Exact name of Issuer as specified in its charter)

109 Innovation Court, Suite J

Delaware, Ohio 43015

(740) 363-2222

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

7.50% Series A Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation preference of $25.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock - 1

7.50% Series A Cumulative Perpetual Preferred Stock - 0

Explanatory Note. On August 21, 2023, Franchise Group, Inc. (the “Company”), Freedom VCM, Inc., a Delaware corporation (“Parent”), and  Freedom VCM Subco, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), completed the transactions contemplated by that certain Agreement and Plan of Merger, dated as of May 10, 2023 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 31, 2023	By:	/s/ Eric Seeton
		Name:	Eric Seeton
		Title:	Chief Financial Officer